                                                    This filing is made pursuant
                                                         to Rule 424(b)(3) under
                                                      the Securities Act of 1933
                                                              in connection with
                                                      Registration No. 333-84637


PROSPECTUS
                    20,000,000 SHARES OF CLASS A COMMON STOCK
                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

        We may use this prospectus from time to time to issue our shares of Class A common stock to owners of businesses that we may acquire.

        STOCK AS CONSIDERATION: We may pay for our acquisitions with Class A common stock, cash, promissory notes, and the assumption of liabilities or commitments to make future capital contributions to the acquired business. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business. We may be required to provide further information by means of a post-effective amendment to the Registration Statement or supplement to this prospectus once we know the actual information concerning an acquisition and the company to be acquired.

        EXPENSES: We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

        RESALES: All of the shares of Class A common stock offered by this prospectus may, subject to certain conditions, also be offered and resold from time to time pursuant to this prospectus by the persons who receive shares of Class A common stock in acquisitions.

        RESTRICTIONS ON TRANSFER: Our certificate of incorporation limits a stockholder's right to transfer the Class A common stock. We have a right to repurchase the shares of Class A common stock if a stockholder's employment or affiliation with us terminates.

        RISKS OF OFFERING: THE SHARES OF CLASS A COMMON STOCK OFFERED OR SOLD UNDER THIS PROSPECTUS INVOLVE RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


               THE DATE OF THIS PROSPECTUS IS AUGUST 31, 1999

                              RECENT REORGANIZATION

        On April 9, 1999, our board of directors approved amendments to our certificate of incorporation, including:

        - an increase in the number of shares of Class A common stock that we are authorized to issue to 1,000,000,000

        - a split of each outstanding share of Class A common stock into four shares

        - an increase in voting and other rights of the Class B common stock to maintain parity with Class A common stock

        Our stockholders approved these amendments on July 9, 1999 at the 1999 Annual Meeting of Stockholders. We have filed a restated certificate of incorporation with the Secretary of State of the State of Delaware and these amendments are now in effect. All the information in this prospectus, including references to the number of shares of Class A common stock, reflects that the restated certificate has been filed and that the amendments are in effect.


                                TABLE OF CONTENTS

                                                                            Page
Where You Can Find More Information...................................         2
Science Applications International Corporation........................         3
Risk Factors..........................................................         4
The Offering..........................................................         9
Resales by Affiliates of Acquired Companies...........................        10
Selected Financial Data...............................................        12
Description of Class A Common Stock...................................        13
Legal Matters.........................................................        17
Experts...............................................................        17

                       WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and current reports, proxy statements and other information with the SEC. We have also filed with the SEC a registration statement on Form S-4 to register the shares of Class A common stock being offered in this prospectus. This prospectus, which forms a part of the registration statement, does not contain all of the information included in the registration statement. For further information about us and the shares of Class A common stock offered in this prospectus, you should refer to the registration statement and its exhibits and our other SEC filings.

        You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov.

        The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information that we file with the SEC after the date of this prospectus will automatically update and supersede this information.

        We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering covered by this prospectus is completed:

        -      Annual Report on Form 10-K for the year ended January 31, 1999

        -      Quarterly Report on Form 10-Q for the quarter ended April 30,
               1999

        - Current Reports on Form 8-K filed with the SEC on February 17, 1999, April 14, 1999 and July 14, 1999

        -      Current Report on Form 8-K/A filed with the SEC on May 4, 1999

        You may request a copy of these filings, at no cost, by writing to or telephoning our corporate secretary at the following address:

               Science Applications International Corporation
               10260 Campus Point Drive
               San Diego, California 92121
               Attention: Corporate Secretary
               Tel: (858) 826-7323

        YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT COVER THIS PROSPECTUS.


                 SCIENCE APPLICATIONS INTERNATIONAL CORPORATION

        SAIC's primary business is offering professional and technical services to both commercial and government customers worldwide. We also design and develop high technology products. Through our subsidiary, Telcordia Technologies, Inc. (formerly Bell Communications Research, Inc.), we provide software, engineering and consulting services, advanced research and development, and technical training to the telecommunications industry.

        SAIC provides technical services mainly in the following market areas:

        -      telecommunications

        -      national security

        -      health care

        -      energy

        -      environment

        -      information technology

        -      space

        -      law enforcement

        Acquisitions, investments and joint ventures have contributed to a significant portion of our growth in revenues in recent years. We financed our acquisitions of businesses in fiscal years 1999, 1998 and 1997 primarily with cash. We expect to evaluate potential acquisitions, investments and joint ventures on an ongoing basis. While we have been successful in identifying, completing and integrating into our company acquisitions, investments and joint ventures in the past, we cannot assure you that we will be able to continue to do so. We also cannot assure you that we can accurately estimate the financial effect of these transactions on our business.

        Our principal office and corporate headquarters are located in San Diego, California at 10260 Campus Point Drive, San Diego, California 92121 and our telephone number is (858) 826-6000.


                                  RISK FACTORS

        You should carefully consider the risks and uncertainties described below in your evaluation of us and our business. These are not the only risks and uncertainties that we face. If any of these risks or uncertainties actually occur, our business, financial condition or operating results could be materially harmed and the price of our Class A common stock could decline.

RISKS RELATING TO OUR BUSINESS

A SUBSTANTIAL PERCENTAGE OF OUR REVENUE IS FROM U.S. GOVERNMENT CUSTOMERS AND THE REGIONAL BELL OPERATING COMPANIES

        We derive a substantial portion of our revenues from the U.S. Government in our capacity as a prime contractor or a subcontractor. The percentage of total revenues from the U.S. Government were 50% in fiscal year 1999, 66% in fiscal year 1998 and 79% in fiscal year 1997. Our revenues could be adversely impacted by a reduction in the overall level of U.S. Government spending and by changes in its spending priorities from year to year. Furthermore, even if the overall level of U.S. Government spending does increase or remain stable, the budgets of the government agencies with whom we do business may be decreased or our projects with them may not be sufficiently funded, particularly because Congress usually appropriates funds for a given project on a fiscal-year basis even though contract performance may take more than one year. In addition, obtaining U.S. Government contracts continues to be competitive as our revenue growth shifts toward contracts with lower reimbursable costs.

        Our wholly-owned subsidiary, Telcordia Technologies, Inc. (which we refer to as "Telcordia"), has historically derived a majority of its revenues from the regional bell operating companies, which we call "RBOCs." In order for Telcordia to maintain or exceed historical growth rates, it will need to continue to increase its market share from the RBOCs and/or diversify its business by obtaining new customers. Loss of business from the RBOCs could reduce revenues.

        We have made progress in our efforts to diversify our business across a greater number of customers. However, we still remain heavily dependent upon the U.S. Government as a primary customer and our Telcordia subsidiary depends heavily upon the RBOCs for its revenues. Our future success and revenue growth will depend upon our ability to continue to expand our customer base.

WE MAY NOT BE ABLE TO IMPLEMENT OUR ACQUISITION STRATEGY

        We have historically supplemented our internal growth through acquisitions, investments and joint ventures. We evaluate potential acquisitions, investments and joint ventures on an ongoing basis.
Our acquisition and investment strategy poses many risks, including:

        - We may not be able to compete successfully for available acquisition candidates, complete future acquisitions and investments or accurately estimate their financial effect on our business

        - Future acquisitions, investments and joint ventures may require us to issue additional Class A common stock, spend significant cash amounts or decrease our operating income

        - We may have trouble integrating the acquired business and retaining its personnel

        - Acquisitions, investments or joint ventures may disrupt our business and distract our management from other responsibilities

        - To the extent that any business which we acquire or in which we invest fails, our business could be harmed

WE MAY LOSE REVENUE OR INCUR SIGNIFICANT COSTS IF YEAR 2000 COMPLIANCE ISSUES ARE NOT PROPERLY ADDRESSED

        Our evaluation of our computer systems showed that certain portions of our software and systems require modification or replacement to address the Year 2000 issue. In addition, we are communicating with our critical service providers, suppliers and vendors to determine the extent to which we are vulnerable to those third parties' failure to remediate their own Year 2000 issues. If we do not complete the necessary modifications to existing software and conversions to new software or are affected by third parties' failure to be Year 2000 ready, the Year 2000 issue could have a material adverse impact on our consolidated financial position, results of operations, cash flows or our ability to conduct business. We also have an ongoing program to assess our exposure with respect to our products and services. To date, we are not aware of any matters that would have a material adverse effect on our consolidated financial position, results of operations, cash flows or our ability to conduct business; however, we cannot assure you that we will not be subject to material liability claims in the future.

        Our assessment of the Year 2000 issue, including the costs of the project and the timing of completion, are based on management's best estimates and input from customers, third party service providers, suppliers and vendors. These estimates were derived using numerous assumptions about future events, including the continued availability of certain resources, third party modification plans and other factors. However, we cannot assure you that these estimates will be achieved and actual results could differ materially from those anticipated.

WE FACE INCREASING RISKS ASSOCIATED WITH OUR GROWING INTERNATIONAL BUSINESS

        Our revenues from customers outside the U.S. have increased more rapidly than our domestic revenues and are expected to continue to increase in the future. Consequently, we are increasingly subject to the risks of conducting business internationally. These risks include:

        -      unexpected changes in regulatory requirements

        -      tariffs

        -      political and economic instability

        -      restrictive trade policies

        -      inconsistent product regulation

        -      cost of complying with a variety of laws

        -      licensing requirements

        We do not know the impact of such regulatory, geopolitical and other factors on our business in the future.

        We have transactions denominated in foreign currencies because some of our business is conducted outside of the United States. In addition, our foreign subsidiaries generally conduct business in foreign currencies. We are exposed to fluctuations in exchange rates, which could result in losses and have a significant impact on our results of operations. This risk may be significant for entities, such as INTESA, a Venezuelan joint venture in which we own 60%, that operate in a highly inflationary economy. Our risks include the possibility of significant changes in exchange rates and the imposition or modification of foreign exchange controls by either the U.S. or applicable foreign governments. We have no control over the factors that generally affect these risks, such as economic, financial and political events and the supply and demand for the applicable currencies. We may use forward foreign currency exchange rate contracts to hedge against movements in exchange rates for contracts denominated in foreign currencies. We cannot assure you that a significant fluctuation in exchange rates will not have a significant negative impact on our results of operations.

WE ARE DEPENDENT UPON THE SERVICES OF DR. BEYSTER AND OTHER KEY PERSONNEL

        Our success depends on the continued contributions of our founder and chief executive officer, J.R. Beyster (age 74), and, to a lesser extent, our other executive officers. The loss of any of these key personnel could materially affect our operations. We generally do not have long-term employment contracts with these key personnel nor do we maintain "key man" life insurance policies.

WE FACE RISKS RELATING TO GOVERNMENT CONTRACTS

        The Government May Modify or Terminate our Contracts. Many of the U.S. Government programs in which we participate as a contractor or subcontractor may extend for several years; however, such programs are normally funded on an annual basis. The U.S. Government may modify or terminate its contracts and subcontracts at its convenience. Modification or termination of our major programs or contracts could have a material adverse effect on our results of operations and financial condition.

        Our Business is Subject to Potential Government Inquiries and Investigations. We are from time to time subject to certain U.S. Government inquiries and investigations of our business practices due to our participation in government contracts. We cannot assure you that any such inquiry or investigation would not have a material adverse effect on our results of operations and financial condition.

        Our Contract Costs are Subject to Audits by Government Agencies. The costs we incur on our U.S. Government contracts, including allocated indirect costs, may be audited by U.S. Government representatives. These audits may result in adjustments to our contract costs. We normally negotiate with the U.S. Government representatives before settling on final adjustments to our contract costs. Substantially all of our indirect contract costs have been agreed upon through fiscal year 1998. We have recorded contract revenues in fiscal year 1999 and 2000 based upon costs we expect to realize upon final audit. However, we do not know the outcome of any future audits and adjustments and we may be required to reduce our revenues or profits upon completion and final negotiation of these audits.

OUR FAILURE TO CONTROL FIXED-PRICE CONTRACTS MAY RESULT IN REDUCED PROFITS OR IN LOSSES

        The percent of our revenues from firm fixed-price contracts was 39% for fiscal year 1999, 32% for fiscal year 1998 and 24% for fiscal year 1997. Because we assume the risk of performing a firm fixed-price contract at a set price, the failure to accurately estimate ultimate costs or to control costs during performance of the work could result, and in some instances has resulted, in reduced profits or in losses for such contracts.

PRE-CONTRACT COSTS MAY NOT BE RECOVERED

        Any costs we incur before the execution of a contract or contract amendment are incurred at our risk, and it is possible that the customer will not reimburse us for such costs. At April 30, 1999, we had unbilled receivables of $26,198,000 included in revenues, exclusive of related fees for such pre-contract costs. We cannot assure you that contracts or contract amendments will be executed or that the related costs will be recovered.

RISKS RELATING TO OUR INDUSTRY

WE MUST ATTRACT, TRAIN AND RETAIN SKILLED EMPLOYEES

        The availability of highly trained and skilled professional, administrative and technical personnel is critical to our future growth and profitability. Competition for scientists, engineers, technicians, management and professional personnel is intense and competitors aggressively recruit key employees. Because of our growth and competition for experienced personnel, it has become more difficult to meet all of our needs for such employees in a timely manner. We intend to continue to devote significant resources to recruit, train and retain qualified employees; however, we cannot assure you that we will be able to attract, train and retain such employees on acceptable terms. Any failure to do so could have a material adverse effect on our operations.

OUR FAILURE TO REMAIN COMPETITIVE COULD HARM OUR BUSINESS

        Our business is highly competitive, particularly in the business areas of telecommunications and information technology outsourcing. We compete with larger companies that have greater financial resources and larger technical staffs. We also compete with smaller, more highly specialized entities who are able to concentrate their resources on particular areas. In addition, we compete with the U.S. Government's own in-house capabilities and federal non-profit contract research centers. To continue our success, we must provide superior service and performance on a cost-effective basis.

RISKS RELATING TO OUR STOCK

NO PUBLIC MARKET EXISTS FOR OUR STOCK AND THE ABILITY OF A STOCKHOLDER TO SELL OUR STOCK IS LIMITED

        There is no public market for the Class A common stock. The limited market maintained by our wholly-owned broker-dealer subsidiary, Bull, Inc., permits existing stockholders to offer our stock for sale only on predetermined trade dates (which we refer to as a "Trade Date"). Generally, there are four Trade Dates each year. If there are insufficient buyers for the stock on any Trade Date, our stockholders will not be able to sell their stock on the Trade Date.

OUR STOCK PRICE IS DETERMINED BY OUR BOARD OF DIRECTORS AND IS NOT ESTABLISHED BY MARKET FORCES

        Our stock price is not determined by a trading market of bargaining buyers and sellers. Our board of directors determines the price at which the Class A common stock trades in the limited market pursuant to a valuation process which includes a formula adopted by the board of directors. Our board of directors believes that the stock price represents a fair market value; however, we cannot assure you that the stock price represents the value that would be obtained if our stock was publicly traded. The formula, which is one part of the valuation process, does not specifically include variables reflecting all financial and valuation criteria that may be relevant. Absent changes in the Market Factor, which may change considerably from quarter to quarter as appropriate to reflect changing business, financial and market conditions, the mechanical application of the formula tends to reduce the impact on the stock price of quarterly fluctuations in our operating results because the formula takes into account our net income for the four preceding quarters.

FUTURE RETURNS ON OUR CLASS A COMMON STOCK MAY DIFFER SIGNIFICANTLY FROM HISTORICAL RETURNS

        We cannot assure you that the price of the Class A common stock will not decline or provide returns in the future comparable to those achieved historically.

CHANGES IN OUR BUSINESS MAY INCREASE THE VOLATILITY OF THE STOCK PRICE

        The stock price could be subject to greater fluctuations than it has experienced in the past. The increased volatility is expected to result from the impact on our stock price of:

        - our ownership interest in Network Solutions, Inc., a publicly traded and highly volatile Internet company. As of June 3, 1999, we owned approximately 44.7% of the outstanding common stock of Network Solutions

        - the increase of our commercial and international business as a proportion of our overall business and the greater volatility associated with companies in those business areas

        - the impact of acquisitions, investments and joint ventures that we may pursue in the future

        Finally, the Market Factor in the formula may change considerably, from quarter to quarter as appropriate, to reflect changing business, financial and market conditions.

THE ABILITY OF A STOCKHOLDER TO SELL OR TRANSFER OUR CLASS A COMMON STOCK IS RESTRICTED

        Our certificate of incorporation limits our stockholders' ability to sell or transfer shares of Class A common stock in some circumstances. These restrictions include:

        - our right of first refusal to purchase shares a stockholder offers to sell to a third party other than in our limited market

        - our right to repurchase shares upon the termination of a stockholder's employment or affiliation with us

        The repurchase restriction does not apply to qualified employees who elect to have us defer our repurchase rights for five years.

RESTRICTIONS IN OUR CERTIFICATE OF INCORPORATION AND BYLAWS MAY DISCOURAGE TAKEOVER ATTEMPTS THAT YOU MIGHT FIND ATTRACTIVE

        Our certificate of incorporation and bylaws may discourage or prevent attempts to acquire control of us that are not approved by our board of directors, including transactions in which stockholders might receive a premium for their shares above the stock price. Our stockholders may view such a takeover attempt favorably. In addition, the restrictions may make it more difficult for our stockholders to elect directors.

FORWARD-LOOKING STATEMENT RISKS

YOU MAY NOT BE ABLE TO RELY ON FORWARD-LOOKING STATEMENTS

        The information contained in this prospectus or in documents that we incorporate by reference includes some forward-looking statements that involve a number of risks and uncertainties. A number of factors could cause our actual results, performance, achievements, or industry results to be very different from the results, performance or achievements expressed or implied by these forward-looking statements.

        In addition, forward-looking statements depend upon assumptions, estimates and dates that may not be correct or precise and involve known or unknown risks, uncertainties and other factors. Accordingly, a forward-looking statement is not a prediction of future events or circumstances and those future events or circumstances may not occur. Given these uncertainties, you are warned not to rely on the forward-looking statements. A forward-looking statement is usually identified by our use of certain terminology including "believes," "expects," "may," "will," "should," "seeks," "pro forma," "anticipates" or "intends," or by discussions of strategies or intentions. We are not undertaking any obligation to update these factors or to publicly announce the results of any changes to our forward- looking statements due to future events or developments.


                                  THE OFFERING

THE ACQUISITIONS

        We may offer up to 20,000,000 shares of Class A common stock from time to time under this prospectus in connection with one or more acquisitions. We may pay for our acquisitions with Class A common stock, cash, promissory notes, and the assumption of liabilities or commitments to make future capital contributions to the acquired business. We may structure the acquisitions in a variety of ways, including acquiring stock, partnership interests, limited liability company interests or assets of the acquired business or merging or consolidating the acquired company with us or one of our subsidiaries. The amount and type of consideration we will offer and the other specific terms of each acquisition will be determined by negotiations with the owners or persons who control the acquired business.

        We expect that, in most cases, the aggregate market value of the Class A common stock we issue in connection with any acquisition will be determined upon signing or closing of the acquisition agreement. The shares may be issued in installments or subject to contingencies or vesting requirements. We do not expect that any individual who is an officer, director, employee or affiliate of us or any of our subsidiaries will be receiving any shares of Class A common stock offered by this prospectus.

ACQUISITION STRATEGY

        Our acquisition strategy is primarily to target companies or business operations that would add new or complementary technologies, capabilities or customers. We may also acquire companies or business operations involving existing capabilities or customers in order to increase our presence in the relevant markets.

STOCKHOLDER APPROVAL

        We do not anticipate that any of the acquisitions will require the approval of our stockholders. Therefore, under Delaware law, our stockholders would not have any dissenters' rights with respect to any of the acquisitions. Generally, the stockholders of an acquired company must approve an acquisition if it involves the sale of all or substantially all of the assets of the company to be acquired or the merger or consolidation of the acquired company with us or one of our subsidiaries. The laws of the state of incorporation of the acquired company and/or its charter documents will determine the availability of appraisal or similar rights to stockholders of the acquired company who oppose the acquisition.

COMPENSATION

        The offering will be conducted primarily through the efforts of our management. We do not expect that any of our officers, directors, employees or affiliates will receive any direct or indirect compensation relating to the offering. We also do not expect that any of these persons will have any material interest, direct or indirect, in any acquisition we consider.

        We will pay all expenses of this offering. We will not pay underwriting discounts or commissions in connection with issuing the shares for acquisitions, although we may pay finder's fees in cash in specific acquisitions. Any person receiving a finder's fee may be deemed an underwriter within the meaning of the Securities Act of 1933.

        We expect to account for the acquisitions by the purchase method of accounting in which case the stock or assets acquired will be valued based on the fair market value of the consideration we pay, including any of the shares of Class A common stock.

FEDERAL INCOME TAX CONSEQUENCES

        The federal income tax consequences of the acquisitions are likely to be different, depending on the structure of each specific acquisition and the terms of the governing acquisition agreement. We cannot determine the federal income tax consequences to the acquired company, its stockholders or to us until the acquisition is actually structured. However, we do not expect any acquisition to have significant federal income tax consequences to us. On the other hand, the federal income tax consequences to the acquired company or its stockholders may be significant. Therefore, the acquired company and each of its stockholders should consult their own tax advisors as to the tax consequences of the transaction before deciding whether to participate in or to approve an acquisition in which the acquired company or its stockholders would receive shares of Class A common stock.


                   RESALES BY AFFILIATES OF ACQUIRED COMPANIES

        This prospectus has also been prepared for use by those persons who receive shares we issue in acquisitions and who control or are controlled by the acquired company. These affiliates of the acquired company may be required to offer and sell the Class A common stock under circumstances requiring the use of a prospectus. However, none of these affiliates will be authorized to use this prospectus for any offer or sale of the Class A common stock without our prior consent. We may consent to the use of this prospectus, together with a prospectus supplement, if required, for a limited period of time by these affiliates, subject to limitations and conditions which may be varied by agreement between us and the affiliates.

        Resales of the shares may be through:

        -      private transactions or

        - in the limited secondary market maintained by us through Bull Inc., our wholly-owned broker-dealer subsidiary

        Bull, Inc. was organized in 1973 for the purpose of providing liquidity to our stockholders. Stockholders can generally sell shares of Class A common stock in the limited market on the four predetermined trade dates in each year.

        In connection with the transactions involving resales of the shares of Class A common stock received in an acquisition the affiliate may be deemed to be an underwriter within the meaning of the Securities Act. Any profits realized on the sales by these affiliates may be regarded as underwriting compensation.

        When resales on behalf of the affiliates are to be made through our limited market, the affiliates, like all our stockholders selling shares in the limited market (other than us and certain of our employee benefit plans), will pay Bull, Inc. a two percent commission. In connection with these sales, Bull, Inc. may be deemed to be an underwriter within the meaning of the Securities Act and any commissions earned by Bull, Inc. may be deemed to be underwriting compensation under the Securities Act.

        A prospectus supplement, if required, will be filed under Rule 424(c) under the Securities Act, disclosing the number of shares involved, the price at which the shares were sold by the affiliate, the commissions to be paid by the affiliate to Bull, Inc. and information about the affiliate.

                             SELECTED FINANCIAL DATA

        The selected historical financial information set forth below at January 31, 1999, 1998, 1997, 1996 and 1995, and for the years then ended, has been derived from our audited consolidated financial statements incorporated by reference into this prospectus. The selected historical financial information set forth below for the three months ended April 30, 1999 and 1998 has been derived from our unaudited interim financial statements incorporated by reference into this prospectus which, in the opinion of our management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of operations for the unaudited interim periods. Interim operating results and balance sheet information are not necessarily indicative of the operating results or financial condition that may be expected for the full year. The selected historical financial information set forth below should be read in conjunction with our consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference into this prospectus.

        The share and per share information in the table below have been retroactively restated for periods presented to reflect the four-for-one stock split effected August 31, 1999.


                                             THREE MONTHS
                                            ENDED APRIL 30                               YEAR ENDED JANUARY 31
                                     -------------------------   -------------------------------------------------------------------
                                       1999(1)        1998         1999(2)        1998          1997          1996          1995
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                              UNAUDITED
                                                                           (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Revenues ..........................  $ 1,184,006   $ 1,008,380   $ 4,740,433   $ 3,089,351   $ 2,402,224   $ 2,155,657   $ 1,921,880

Cost of revenues ..................      910,896       798,944     3,732,890     2,623,339     2,094,447     1,875,183     1,686,970

Selling, general and
  administrative expenses .........      192,910       139,856       684,905       301,093       191,836       173,742       146,083

Interest expense ..................        8,594         3,758        33,813        11,682         4,925         4,529         3,468

Other (income) expense, net .......     (714,757)          (60)      (17,012)      (15,864)       (2,193)         (111)        5,653

Minority interest in income
  of consolidated subsidiaries ....        6,500         2,614        17,842        10,608            --            --            --

Provision for income taxes ........      331,442        29,230       137,307        73,699        49,529        45,018        30,654
                                     -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net income ........................  $   448,421   $    34,038   $   150,688   $    84,794   $    63,680   $    57,296   $    49,052
                                     ===========   ===========   ===========   ===========   ===========   ===========   ===========

Earnings per share:

  Basic ...........................  $      1.92   $       .16   $       .67   $       .41   $       .32   $       .30   $       .26
  Diluted .........................  $      1.77   $       .15   $       .62   $       .39   $       .31   $       .28   $       .26

Common equivalent shares:

  Basic ...........................      233,209       215,289       222,483       205,397       196,630       192,573       186,419
  Diluted .........................      252,872       231,687       241,216       219,226       206,956       201,140       191,461


                                        APRIL 30                                           JANUARY 31
                                  1999           1998           1999           1998           1997           1996           1995
                                       UNAUDITED
                                                                      (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)
Total assets .............     $3,851,864     $2,475,487     $3,172,546     $2,415,234     $1,012,462     $  859,290     $  752,584

Working capital ..........        879,285        238,928        369,473         94,588        270,553        227,185        173,467

Long-term debt ...........        137,525        147,025        143,051        145,958         15,227         15,592         14,222

Long-term liabilities ....        339,241        324,656        318,002        313,677         29,114         18,524         14,733

Stockholders' equity .....      1,644,285        889,231      1,084,602        754,778        527,459        458,132        386,760

----------

(1) Included in other income for the first quarter ended April 30, 1999 is a gain on the sale of subsidiary common stock in the amount of $698 million.

(2) Revenues for fiscal year 1999 include a full year of operations for our Telcordia subsidiary which we acquired in the fourth quarter of 1998.

                       DESCRIPTION OF CLASS A COMMON STOCK

        We are authorized to issue

        -      1,000,000,000 shares of Class A common stock

        -      5,000,000 shares of Class B common stock

        -      3,000,000 shares of preferred stock

        As of July 31, 1999, 235,364,456 shares of Class A common stock, 301,460 shares of Class B common stock and no shares of preferred stock were issued and outstanding.

        As of July 31, 1999, there were 28,561 record holders of Class A common stock and 154 record holders of Class B common stock.

COMMON STOCK

GENERAL

   VOTING

        Except as otherwise provided by law, the holders of shares of Class A and Class B common stock vote together as a single class in all matters. Each holder of Class A common stock has one vote per share and each holder of Class B common stock has 20 votes per share.

        All the holders of common stock are entitled to cumulate their votes for the election of directors. This means that each Class A stockholder can cast the number of votes that equals the number of shares of Class A common stock held multiplied by the number of directors to be elected. Each Class B stockholder can cast 20 times the number of shares of Class B common stock held multiplied by the number of directors to be elected. Each stockholder may cast all of their votes for a single nominee or may distribute them among any two or more nominees as the stockholder sees fit.

   CLASSIFIED BOARD OF DIRECTORS

        Our certificate of incorporation provides for a classified board of directors consisting of three classes which shall be nearly as equal in number as possible. The number of authorized directors is currently fixed at 22 directors, with eight directors in Class III and seven directors in each of Class I and Class II. Each year the stockholders elect a different class of directors to serve a three-year term. Classification of the board of directors requires a greater number of votes to ensure the election of a director than would be required without the classification.

   DIVIDENDS

        Subject to the rights of any preferred stockholders, our common stockholders have the right to receive dividends that our board of directors declares and to share proportionately in our assets in the event of liquidation or dissolution, after payment of any amounts due to creditors. Any dividend or distribution made with respect to a share of Class B common stock must be 20 times the dividend or distribution made with respect to each share of Class A common stock.

   RECLASSIFICATION

        Neither class of common stock may be subdivided, consolidated, reclassified or otherwise changed unless the relative powers, preferences, rights, qualifications, limitations and restrictions applicable to the other class of common stock are maintained.

   PROHIBITION ON ISSUANCE OF CLASS B COMMON STOCK

        Under the terms of our certificate of incorporation, we are prohibited from issuing any additional shares of Class B common stock. The holders may convert each share of Class B common stock at any time into 20 shares of Class A common stock. We will retire all shares of Class B common stock that we reacquire and those shares will not be available for reissuance.

   MERGERS, CONSOLIDATIONS OR BUSINESS COMBINATIONS

        In any merger, consolidation or business combination to which we are a party, other than one where we are the surviving corporation and which does not result in any reclassification of or change in the outstanding shares of common stock, each share of Class B common stock is entitled to receive 20 times the consideration to be received with respect to each share of Class A common stock.

   MERGERS WITH RELATED PERSONS

        Our certificate of incorporation generally requires that mergers and certain other business combinations between us and a related person must be approved by the holders of securities having 80% of our outstanding voting power, as well as by the holders of a majority of such securities that are not owned by the related person. A "related person" means any holder of 5% or more of our outstanding voting power. Under Delaware law, unless the certificate of incorporation provides otherwise, only a majority of our outstanding voting power is required to approve certain of these transactions, such as mergers and consolidations, while certain other of these transactions would not require stockholder approval.

        The 80% and majority of independent voting power requirements of our certificate of incorporation will not apply, however, to a business combination with a related person, if the transaction

(1) is approved by our board of directors before the related person acquired beneficial ownership of 5% or more of our outstanding voting power, or

(2) is approved by at least a majority of the members of our board of directors who are not affiliated with the related person and who were directors before the related person became a related person, or

(3) involves only us and one or more of our subsidiaries and certain other conditions are satisfied.

   AMENDMENT OF CHARTER

        The amendment of certain provisions of our certificate of incorporation and bylaws require the approval of at least two-thirds of the total voting power of all of our outstanding shares of voting stock. These provisions relate to the number of directors, the election of directors and the vote of stockholders required to modify the provisions of the certificate of incorporation and bylaws requiring these approvals.

   TRANSFER AGENT

        We act as our own transfer agent for both the Class A and Class B common stock.

RESTRICTIONS ON CLASS A COMMON STOCK

        The shares of Class A common stock are subject to restrictions under our certificate of incorporation, including

1.      Right of Repurchase Upon Termination of Employment or Affiliation

        Generally, shares of Class A common stock are subject to our right of repurchase upon the termination of the stockholder's employment or affiliation with us.

        Our right of repurchase does not apply to shares of Class A common stock that are held by a stockholder who received the shares

        - in connection with our reorganization in 1984 in exchange for our shares that were not subject to a right of repurchase upon termination of employment or affiliation

        - upon exercise of a non-qualified stock option granted prior to October 1, 1981 under our 1979 Stock Option Plan that were not converted into incentive stock options

        - in exchange for shares of Class B common stock that were not subject to a right of repurchase upon termination of employment or affiliation

        - in connection with a stock dividend or a stock split on the outstanding shares of Class A common stock which have been issued under any of the circumstances described in the bullet points above

        Our right of repurchase will apply to all shares of Class A common stock which the stockholder has the right to acquire after his or her termination of employment or affiliation under

        - any of our employee benefit plans, except our Employee Stock Retirement Plan or any other retirement or pension plan that we or one of our subsidiaries adopt that does not provide us the repurchase right

        - any option or other contractual right to acquire shares of Class A common stock which was in effect at the date of the termination of employment or affiliation

        Our right of repurchase is exercised by mailing a written notice to the stockholder within 60 days following termination of employment or affiliation.

        If we repurchase the shares, the price will be the stock price per share on the date

        - of the termination of employment or affiliation, for shares owned by the stockholder on that date or shares acquired after that date in connection with options or other contractual right which were in effect on that date or

        - the shares are distributed to the holder, for shares distributed to the holder after termination of employment or affiliation in connection with any of our employee benefit plans

        We will pay for the shares in cash within 90 days of the date used to determine the repurchase price.

        Our repurchase right does not apply to qualified employees who elect to have us defer our repurchase right for five years. Under our Alumni Program, an employee who is over 59 1/2 and has more than 10 years of employment with us at the date of his or her retirement can make this election. During the five-year deferral period, the stockholder may sell shares in our limited market or transfer shares to family members. At the end of the five-year deferral period, all the shares will be subject to repurchase at the stock price in effect at that time. The Alumni Program pertains only to the deferral of our right of repurchase. It does not provide the employee any rights with respect to the vesting or forfeiture of any shares or options the employee holds at the date of his or her retirement, nor does it guarantee that we will repurchase the shares at the end of the deferral period.

2.      Right of First Refusal

        If a stockholder wants to sell any shares of Class A common stock other than in our limited market, the stockholder must give us notice first. The notice must include the following:

        - a statement signed by the stockholder that he or she wants to sell shares of Class A common stock and has received a valid offer to purchase the shares

        - a statement signed by the person offering to buy the shares that includes the following:

               -- the intended purchaser's full name, address and taxpayer identification number

               --      the number of shares to be purchased

               --      the price per share to be paid

               -- the other terms under which the purchase is intended to be made

               -- a representation that the offer, under the terms specified, is valid

        - if the purchase price is payable in cash, a copy of a certified check, cashier's check or money order payable to the stockholder from the purchaser in the amount of the purchase price to be paid in cash

        We have the right to purchase the shares from the stockholder within 14 days on the same terms described in the notice. If we do not exercise this right, the holder may sell the shares within 30 days to the person and at the price and on the terms identified in the notice. The holder may not sell the shares to any other person or at any different price or on any different terms without first re-offering the shares to us.

3.      Transfers Other than by Sale

        Except for sales in our limited market and as described above, a stockholder may not sell, assign or transfer any shares of Class A common stock without our prior written approval. We may require the person to whom the shares are transferred to agree to hold the shares subject to our right to repurchase the shares upon the termination of employment or affiliation of the employee, director or consultant who is transferring the shares.

4.      Lapse or Waiver of Restrictions

        All of the restrictions on the Class A common stock will automatically terminate if we make an underwritten public offering of either class of our common stock or apply to have any class of our common stock listed on a national securities exchange. In addition, our board of directors may waive any or all of the restrictions on shares of Class A common stock in other circumstances that they deem appropriate.

PREFERRED STOCK

        Under our certificate of incorporation, the board of directors may issue shares of preferred stock at any time in one or more series without stockholder approval. The board of directors determines the designations, preferences and relative rights, qualifications and limitations of each series. Each series of preferred stock could rank senior to the Class A and Class B common stock with respect to dividend, redemption and liquidation rights.

        Holders of preferred stock would not have any preferential right to purchase any shares of our capital stock. We do not have any present plan to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS

        The combined effect of a variety of provisions may discourage, delay or prevent attempts to acquire control of us that are not approved by our board of directors. These provisions include:

        - the classification of our board of directors into three different classes

        -      the cumulative voting rights of the stockholders

        - the supermajority vote requirements for mergers or business combinations with related persons

        - the provisions of our certificate of incorporation and bylaws requiring two-thirds approval for certain amendments to the certificate of incorporation or bylaws

        -      our right of first refusal

        - our right of repurchase upon termination of employment or affiliation

        These provisions may have the effect of discouraging takeover attempts that some stockholders might consider to be in their best interests, including tender offers in which stockholders might receive a premium for their shares over the stock price available in our limited market. These provisions may also make it more difficult for individual stockholders or a group of stockholders to elect directors. However, our board of directors believes that these provisions are in the best interests of our stockholders and us. These provisions may encourage potential acquirers to negotiate directly with the board of directors, which is in the best position to act on behalf of all stockholders.


                                  LEGAL MATTERS

        The legality of the Class A common stock being offered hereby has been reviewed for us by Douglas E. Scott, Esquire, Senior Vice President and General Counsel of Science Applications International Corporation. As of July 31, 1999, Mr. Scott owned of record 60,860 shares of Class A common stock, had the right to acquire an additional 92,000 shares pursuant to previously granted stock options and beneficially owned a total of 18,912 shares through our retirement plans.

                                     EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K of Science Applications International Corporation for the year ended January 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                20,000,000 SHARES

                              CLASS A COMMON STOCK





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                               P R O S P E C T U S

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                                AUGUST 31, 1999